Brian J. Morris Chief Corporate Finance Counsel 751 Broad Street, Newark NJ 07102-3714 Tel 973 802-3200 Fax 973 802-7614

July 29, 2009

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)

Definitive Proxy Statement on Schedule 14A, filed March 20, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

File No. 001-1677

Dear Mr. Rosenberg:

We received your letter dated July 16, 2009, addressed to Richard J. Carbone, setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Definitive Proxy Statement on Schedule 14A filed on March 20, 2009 and Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”). For your convenience, we have included the staff’s comments below and have keyed our responses accordingly.

We have agreed as indicated in our response to enhance certain disclosures in future filings in order to address the staff’s comments. We are doing so in the spirit of cooperation with the staff, and any changes reflected in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Definitive Proxy Statement on Schedule 14A, filed March 20, 2009

Compensation Discussion and Analysis, page 22

2008 Results and Compensation of Named Executive Officers, page 28

1.	We note your response to our prior comment one. Future filings should specifically indicate that there were no pre-established goals articulated to the named executive officers by the Compensation Committee. Please provide us with the proposed disclosure you plan to include in future filings.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

July 29, 2009

Response:

Assuming that the facts are the same with respect to fiscal 2009 compensation as fiscal 2008 compensation, Prudential would disclose “The Committee did not disclose to the named executive officers individual pre-established performance metrics; the executive officers were, however, informed of the key financial factors that the Committee would consider when assessing company performance, their contributions to that performance and their variable incentive compensation.”

2.	We note your response to our prior comment two and reissue that comment. Your disclosure under the headings “Annual Incentive Award and Base Salary for the 2008 Chief Executive Officer” and “Annual Incentive Awards and Base Salaries for the Other Named Executive Officers” should analyze the reasons why the Board believes that the annual incentive awards paid to the NEOs were appropriate in light of the various factors considered. As currently drafted, an investor would be unable to understand the link between the factors considered and the amounts paid. The revised disclosure need not to suggest a “more mathematical approach” if that was not the approach the Board took. Nevertheless, the revised disclosure should explain why the Board decided to pay the amounts it did based on all the factors considered. Also, we disagree that inclusion of quantitative disclosure about individual business units may infer that those quantitative factors were more important than the qualitative factors. To the extent the Board considered quantitative factors in reaching its compensation decision, those factors should be quantified. Also, the description of the qualitative factors should be detailed enough to allow an investor to understand what the achievement entailed. Please provide us with proposed disclosure you would include in future filings in response to this comment.

Response:

As described in our prior response, there was no “link” or weighting of any particular factor considered in setting Mr. Strangfeld’s annual incentive award. Mr. Strangfeld’s annual incentive award reflected the Committee’s consideration and weighing of the specified factors. In light of the Staff’s comment, assuming that the facts are the same with respect to Mr. Strangfeld’s fiscal 2009 annual incentive compensation as fiscal 2008, Prudential would disclose, “In considering these factors, the Committee did not assign a specific weight to each factor. Rather, the Committee evaluated the totality of these factors in determining Mr. Strangfeld’s annual incentive award.”

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Estimates

Policyholder Liabilities

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

July 29, 2009

Future Policy Benefit Reserves, other than Unpaid Claims and Claim Adjustment Expenses, page 82

3.	We acknowledge your response to prior comment four. However, current disclosure in the filing does not quantify the key assumptions about equity market returns, the timing of annuitization, contract lapses and contractholder mortality. Please revise your disclosure to provide this information. Also, we acknowledge your intention to disclose “any material impact on the reserves …of a hypothetical 100 basis point increase or decrease in the future rate of return assumption on assets held related to variable annuity products.” However, we believe that disclosure of the material impact on operating results of a reasonably likely basis point increase or decrease in the rate of return assumption used in your last reported reserve valuation would also provide beneficial information to investors. Please revise your proposed new disclosure accordingly.

Response:

The Company acknowledges the staff’s comment to expand its disclosures around the assumptions used in accounting for the reserves for guaranteed minimum death and income benefits related to variable annuity policies in future Form 10-K filings. In the revised disclosure the Company will describe its process for developing these assumptions and, where practicable, quantify the actual assumption used. To the extent there are material quarterly updates to these assumptions, such update would also be included in the applicable quarterly Form 10-Q. Assuming current market conditions that existed as of December 31, 2008 continue through December 31, 2009, the Company would add the following disclosure within Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”), Application of Critical Accounting Estimates section of its December 31, 2009 Form 10-K:

In establishing reserves for guaranteed minimum death and income benefits related to variable annuity policies, we must make estimates and assumptions about the timing of annuitization, contract lapses and contract holder mortality, as well as equity market returns. Assumptions relating to contractholder behavior, such as the timing of annuitization and contract lapses, are based on our experience by contract group, and vary by product type and year of issuance. Our dynamic lapse rate assumption applies a different lapse rate on a contract by contract basis based on a comparison of the guaranteed minimum death or income benefit and the current policyholder account value as well as other factors such as the applicability of any surrender charges. In-the-money contracts are those with a guaranteed minimum benefit in excess of the current policyholder account value. Since in-the-money contracts are less likely to lapse, we apply a lower lapse rate assumption to these contracts. As an example, the lapse rate assumptions for out-of-the money contracts that are out of their surrender charge period average between xx% and xx% per year. This lapse rate assumption

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

July 29, 2009

would be reduced for similar in-the-money contracts, based on the extent of the excess and the age of the contract. Mortality assumptions are generally based on our historical experience or standard industry tables, and also vary by contract group. Unless a material change in behavior or mortality experience is observed in an interim period, we generally update assumptions related to contract holder behavior and mortality in the third quarter of each year by considering the actual results that have occurred during the period from the most recent update to the expected amounts.

Our long-term future expected rate of return across all asset types for variable annuities products was xx% per annum as of December 31, 2009. The following table provides a demonstration of the sensitivity of the reserves for guaranteed minimum death and income benefits related to variable annuity policies relative to our long-term future rate of return assumptions by quantifying the adjustments that would be required assuming both a 100 basis point increase and decrease in our long-term future rate of return. While the information below is for illustrative purposes only and does not reflect our expectations regarding future rate of return assumptions, it is a near-term, reasonably likely change that illustrates the potential impact of such a change. This information considers only the direct effect of changes in our future rate of return on operating results due to the change in the reserve balance and not changes in any other assumptions such as persistency, mortality, or expenses included in our evaluation of the reserves, or any changes on DAC or other balances.

December 31, 2009
Increase/(Reduction) in GMDB/GMIB Reserve
(in millions)
Increase in future rate of return by 100 basis points	$ xx
Decrease in future rate of return by 100 basis points	$ xx

In addition to long-term rates of return discussed above, shorter term fluctuations in the equity markets could also cause material volatility in operating results due to changes in the reserves for guaranteed minimum death and income benefits. Therefore, the Company will also disclose the actual current period rate of return used in accounting for the reserves in comparison to the previously expected rate of return for the period. For example, assuming current market conditions that existed as of December 31, 2008 continue through December 31, 2009, the Company would add the following disclosure to the MD&A for the Individual Annuities segment in its December 31, 2009 Form 10-K:

The actual rate of return on variable annuity account values for 2009 was xx% compared to an expected rate of return of xx% used in establishing prior period reserves. Of the $xx million increase in the reserves for guaranteed minimum death and income benefits related to variable annuity policies discussed above, approximately $xx million was the result of the lower actual rate of return for 2009

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

July 29, 2009

versus the previously expected rate of return we used in establishing prior period reserves.

Disclosure of these rates, together with the actual adjustments to the reserves for the period, will provide investors with a frame of reference for how shorter-term changes in the Company’s rate of return assumptions may impact operating results going forward.

4.	Please refer to prior comment five. You account for transfers from the general account to the separate account at stated contract value. Please tell us how your accounting treatment for these transfers complies with paragraphs 15 through 18 of SOP 03-01 which requires these transfers be recorded at fair value.

Response:

The stated contract value mentioned in the Company’s response to prior comment five pertains to the liability removed from “policyholders’ account balances.” All asset transfers are done in cash and not investments. The Company’s process requires that general account assets be sold to generate the amount of cash needed to affect the transfer. Upon sale, any respective gain or loss is recognized in the general account. Cash in the amount equal to the policyholders’ account balance, net of Market Value Adjustment (MVA), is transferred to the separate account. As cash is always at fair value, the transfer is done at fair value in accordance with paragraph 15 of SOP 03-01. The cash amount transferred becomes the third-party contract holders’ proportionate interest in the separate account(s) arrangements. The separate account arrangements meet the criteria in paragraph 11.

The Company would also like to address the applicability of paragraphs 16 and 17 of SOP 03-01 for these transactions. The separate accounts involved in the rebalancing feature described in prior comment five have insurance enterprise proportionate interests of less than 20 percent of the separate account with all of the underlying investments of the separate account meeting the definition of securities under FAS 115 or paragraph 46 of FAS 60, as amended by FAS 115, or cash and cash equivalents. As allowed by paragraph 18 of SOP 03-01, the enterprise reports its proportionate interest of the separate account as an investment in equity securities under FAS 115. This investment is classified as trading and accounted for under the guidance of FAS 115. As a result, the guidance in SOP 03-01 paragraphs 16 and 17 are not applicable.

* * * *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

July 29, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-3200 if you have any questions about this response letter.

Very truly yours,

/s/ BRIAN J. MORRIS

Brian J. Morris

Chief Corporate Finance Counsel

Copies to:	Richard J. Carbone Susan L. Blount